Dallin G. Drescher – Attorney at Law

1731 N Gregory Dr.

Layton, UT 84041

dallin@drescherlawgroup.com

Admitted in the State of Utah

January 25, 2023

Attorney Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Nitches, Inc.

Form 10-12G

Filed December 2, 2022

File No. 000-13851

Dear Mr. King:

In response to your letter dated December 28, 2022, the following information is hereby submitted on behalf of Niches, Inc. (the "Company"). Amendment No. 1 to the Form 10-12G is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Form 10-12G filed December 2, 2022

Item 1. Business, page 1

1.Please clarify whether Nitches has entered into any partnerships with any manufacturing partners and where those partners are located.

Response: On page 4 of Form 10-12G, the Company disclosed that it has not yet begun any partnerships with nay manufacturers and so far only has vendor-customer relationships with the manufacturers it has done business with.

2.We note your disclosure regarding various agreements that you have entered into.  Please revise to elaborate on the material terms of such agreements including, but not limited to, the term, fees and intellectual property rights and obligations.

Response: The agreements with each social media partner is substantially the same as the template Brand Ambassador Agreement attached to Form 10-12G as Exhibit 6.1.  We have revised the disclosure to provide a more in-depth summary of the material terms of such agreements.

Item 1, Business, page 3

3.We note your disclosure that you will continue to assist and launch the Peace on Mars (POM) NFT collection and believe those NFTs are almost ready to be minted.  Please quantify for us any revenue and costs recognized for the NFT business and provide any other relevant metrics to describe the materiality of the NFT on your financial results and business plan.  Additionally, tell us how you expect the NFTs to specifically impact your financial results and trends in future periods.

Response: We have revised the disclosure to more clearly reflect the Company’s involvement in the Peace on Mars NFT collection. The collection was minted in connection with the brand ambassador agreement we entered into with John Lewis, involving a clothing line of hats and hoodies.  In connection with the clothing line, the Company decided to launch the NFT collection as a “free mint”, meaning that the NFTs were given away to consumers as an attempt to promote the clothing line.  The Company contracted with Anthony Piper to design the art for the NFT collection and paid the fees to mint the collection on opensea.io. The minting has been completed and the collection is live.  There has been a slight increase in clothing sales since the launch, but it is difficult to know if this is a result of the NFT collection or not.  The Company does not expect the NFT collection to impact its financial results outside of what would normally be expected from marketing and promotional efforts.

Item 1A. Risk Factors

We have a history of net losses…continuing losses for at least the foreseeable future, page 7

4.Please update your disclosure to reflect your more recent net losses for fiscal year ended August 31, 2021 and August 31, 2022

Response:  We have updated the disclosure accordingly.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

5.Please reconcile the disclosure on Page 19 that John Morgan owns one share of 2020 Series A Preferred Stock with the disclosure on Page F-12 that he converted that share of 100,000,000 shares of the Issuer’s common stock and that as of August 31, 2022 the Company had no shares of Preferred Stock Series A issued and outstanding.

Response: We have revised the disclosure on Page 19 to more clearly indicate that John Morgan’s conversion of the Series A Preferred Stock was undone on [DATE] and 100,000,000 shares of common stock were returned to the Company in exchange for 1 share of Series A Preferred Stock that was reissued to John Morgan.

Item 6. Executive Compensation, page 21

6.Please clarify whether the $100,000 in other compensation for John Morgan was due to his conversion of his 2020 Series A Preferred Share or due to a separate grant of 100,000,000 shares of the Issuer.

Response: The $100,000 in other compensation to John Morgan disclosed on  page 36 was due to a separate grant of 100,000,000 shares for services rendered to the Company.  This grant was disclosed on page F-11 of the Financial Statements.  We have revised Amendment No. 1 to more clearly reflect this separate grant on page 21.

Item 11. Description of the Registrant’s Securities to be Registered, page 24

7.Please reconcile the disclosure that John Morgan owns 1 share of the 2020 Series A Preferred Stock against the disclosure on page F-12 that “at August 31, 2022 the Company had no shares of Preferred Stock Series A issued and outstanding.”

Response: In March 2022, the Company agreed that it would issue 1 share of Series A Preferred Stock to John Morgan in exchange for the cancellation of 175,000,000 shares of Common Stock.  Those shares were cancelled on March 31, 2022. The Company believed that the Preferred Share had been issued to John Morgan around this same time, however upon further review, it was determined that such issuance never occurred.  In fulfillment of the original agreement, 1 share of Series A Preferred Stock was issued to John Morgan on January 23, 2023. Therefore, as of the date of the financial statements, there were no shares of Series A Preferred Stock outstanding, but as of the date of the Offering Statement, John Morgan holds 1 share of Series A Preferred Stock.

Item 15.  Financial Statements and Exhibits

Notes to the Condensed Consolidated Financial Statements, page F-6

8.Please revise to include an inventory footnote that includes a tabular presentation of the major categories of inventories (e.g., raw materials, work in process, finished goods, etc.) presented.

Response:  We have included the requested footnote with Amendment No. 1

General

9.We note your press release on April 19, 2022 regarding your intent to create your own metaverse for users to create 3D avatars and buy and sell NFTs. We have the following comments:

•Please provide a materially complete description of the proposed metaverse, including the timing of development and launch.

•Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please specifically address the company’s role(s) and, to the extent applicable, the role(s) of third parties.

•Please provide us with the company’s legal analysis as to whether the NFTs are securities under Section 2(a)(1) of the Securities Act of 1933. Your analysis should address not only the NFTs themselves but also the operation of the platform through which they are minted and the development and operation of the metaverse.

•To the extent that third parties will be able to mint the NFTs, please describe the internal processes you will establish to determine whether such NFTs are securities as defined in the Securities Act of 1933. Please also describe the internal processes you will establish to ensure that you are not facilitating, or causing you to engage in, transactions in unregistered securities.

•Please identify the blockchain network on which the NFTs will be minted. To the extent it will be a third-party network, please describe the network and the risks and challenges related to relying on a third-party network.

•Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.

•Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.

Response:  On November 25, 2022, management decided to close down all of its metaverse and NFT initiatives due to prohibitive costs of development, uncertainty of their monetization, and the early results of so-called industry leaders in metaverse development.  This decision was disclosed on Page 2 of Form 10-12G.

10.We note that the company currently mints and distributes NFTs that represent QR codes. We have the following comments:

•Please provide a materially complete description of the NFTs, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please specifically address the company’s role(s) and, to the extent applicable, the role(s) of third parties.

•Please supplementally provide us with the company’s legal analysis as to whether the NFTs are securities under Section 2(a)(1) of the Securities Act of 1933.

•Please describe any and all applicable laws and regulations relating to the minting and distribution of the NFTs.

•Please describe the risks relating to holding the NFTs, including any risks and challenges related to the storage or custody of the NFTs and the use of wallets.

Response:  The NFTs minted through NITCHES OVS are a digital asset designed to help protect businesses from counterfeiters and to provide consumers with verification that the good purchased is authentic and not a pirated good.  Each product sold by the Company will have a unique QR code that, if the purchaser so desires, can be linked to an NFT which will verify the identity of that product and confirm its authenticity.  The Company does not anticipate the NFTs to have any value separate from the goods they are authenticating, and any transfer of the NFTs will come in conjunction with the sale of the goods which they are authenticating.  The minting of each NFT will be complete at the time of purchase and there will be no fractionalization of the NFTs. There is no dividends, royalties, or other common enterprise that the holders of the NFTs will be entitled to. The NFTs are purely a verification token designed to protect businesses and consumers from counterfeit goods.  As a result, counsel is of the opinion that under the Howey Test, the NFTs are not a security under Section 2(a)(1) of the Securities Act of 1933.

11.Please update your disclosure so that it is current.  In that regard, we note your disclosure that you entered into an agreement with Mr. John Lewis and that you expect to have the first order to be fulfilled and for sale in time for the holiday season.  Please revise to clarify whether orders have been fulfilled yet.

Response:  We have revised the disclosure to reflect that the collection is for sale and a limited number of orders have already been placed and fulfilled.

12.We note references to an “Equity Incentive Program” and “Equity Incentive Plan” on pages 1-5.  Please describe the terms of your Equity Incentive plan and Equity Incentive Program. Please also describe your equity incentive plan under Item 6.

Response: In the future, the Company plans to create an equity incentive program whereby social media partners can earn and vest shares of our common stock by achieving social media analytics and sales thresholds thereby being compensated for the strength of their social media follower base.  The Company do not have a specific time-frame for launching this plan, but do not anticipate implementation until at least the 4th quarter of 2023.  In the event that we do launch the equity incentive program, we will disclose the terms of such program accordingly.

13.Please note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not available for issuers that are not subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act or issuers of penny stock.  Please revise to remove the reference.

Response:  We have revised the disclosure accordingly.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you need anything further, please contact me at 385-456-7533 or at dallin@drescherlawgroup.com.

Sincerely,

DRESCHER LAW GROUP, PLLC

/s/ Dallin G. Drescher

Dallin G. Drescher

Counsel for Nitches, Inc.